
November 17, 2023

Samuel Thacker
President of Double Platinum Management LLC
Jukebox Hits Vol. 1 LLC
10000 Washington Blvd,
Suite 07-134
Culver City, CA 90232

        Re: Jukebox Hits Vol. 1 LLC
           Amended Offering Statement on Form 1-A
           Filed on November 7, 2023
           File No. 024-12335

Dear Samuel Thacker:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Amended Offering Statement on Form 1-A filed November 7, 2023

General

1.   We refer to the Instagram page of JKBX (we_are_jkbx). Please revise the URL jkbx.com/full-disclosure in the Instagram bio so that it includes an active hyperlink to the statements and information required by Rule 255(b). Additionally, for each Instagram post made after the public filing of the offering statement that constitutes a solicitation of interest, please include in either the post itself or the caption the URL jkbx.com/full-disclosure, along with an indication either that potential investors must copy and paste the URL in order to view the preliminary offering circular or that the URL is inactive and additional action by the potential investor is needed to access it.

Cover page

2.   Please revise to indicate how long the company will take to accept or reject the subscription agreements submitted by investors.

Exhibits

3. Please file as an exhibit the custodial agreement between you and Brassica Trust Company, LLC.

4. Please provide us with your analysis how each of the following complies with Rule 255 of Regulation A:
    - Mr. Cohen's appearance on The MBW Podcast dated October 23, 2023;
    - The alts.co September 29, 2023 blog post titled "JKBX Review: How music royalties evolved (and how you can invest)," which was sponsored by JKBX; and
    - Mr. Cohen's appearance on the Okay, Computer. podcast dated September 27, 2023.

    To the extent you intend to rely on Rule 255 in connection with these materials, please file them as exhibits. Refer to Item 17(13) of Part III of Form 1-A.

   Please contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Zachary Fallon